UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 8-K

CURRENT REPORT PURSUANT
TO SECTION 13 OR 15(D) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): August 19, 2010

DOLLAR TREE, INC.
(Exact name of registrant as specified in its charter)

VIRGINIA
(State or Other Jurisdiction of Incorporation)

0-25464	26-2018846
(Commission File Number)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of Principal Executive Offices and Zip Code)

(757) 321-5000
(Registrant's Telephone Number, Including Area Code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02. Results of Operations and Financial Condition.

Today, August 19, 2010, Dollar Tree, Inc. issued a press release reporting its fiscal 2010 second quarter sales and earnings results and announcing that it will hold a publicly available telephone conference call to discuss these results. A copy of the press release is attached to this Form 8-K as Exhibit 99.1 and is incorporated herein by this reference.

The information contained in items 2.02 and 7.01, including that incorporated by reference, is being furnished to the Securities and Exchange Commission. Such information shall not be deemed "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that Section. The information shall not be deemed incorporated by reference into any registration statement or other document filed pursuant to the Securities Act of 1933, except as expressly set forth by specific reference in such filing.

Item 7.01. Regulation FD Disclosure.

The information (including disclaimer) presented under Item 2.02 is incorporated by reference into this Item 7.01.

Item 9.01. Financial Statements and Exhibits.

(c)   Exhibits.

99.1   Press Release dated August 19, 2010 issued by Dollar Tree, Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DOLLAR TREE, INC.

Date: August 19, 2010

By: /s/ Kevin S. Wampler
        Kevin S. Wampler
        Chief Financial Officer

EXHIBITS

Exhibit 99.1 - Press release dated August 19, 2010 issued by Dollar Tree, Inc.

Exhibit 99.1

PRESS RELEASE

DOLLAR TREE, INC. REPORTS RECORD SECOND QUARTER RESULTS
AND RAISES GUIDANCE FOR THE SECOND HALF OF 2010

- Diluted earnings per share increased 45% to $0.61
- Consolidated net sales increased 12.7%
- Comparable store sales increased 6.7%

CHESAPEAKE, Va. – August 19, 2010 – Dollar Tree, Inc. (NASDAQ: DLTR), the nation's leading operator of discount variety stores selling everything for $1 or less, reported its results for the quarter ended July 31, 2010 ("second quarter"). Consolidated net sales for the second quarter were $1.38 billion, a 12.7% increase compared to $1.22 billion reported for the quarter ended August 1, 2009 ("second quarter 2009"). Comparable store sales increased 6.7%, on top of a 6.8% increase for the second quarter 2009.

Earnings per diluted share for the second quarter were $0.61, an increase of 45% compared to the $0.42 earnings per diluted share reported for the quarter ended August 1, 2009.

"Dollar Tree's sales and earnings continued to expand in the second quarter," President and CEO Bob Sasser said. "Sales were strong throughout the quarter, driven by increases in both traffic and average ticket. Customers are responding in record numbers to our outstanding values and fun shopping experience. Leading categories in the second quarter included food, health and beauty care products and party supplies. In addition, our seasonal sell-through was on plan and our inventory is clean heading into the Fall season."

Operating margin increased 200 basis points for the quarter to 9.3%. The improvement was driven by a 60 basis point increase in gross margin and a 140 basis point reduction in S.G. &A. expenses.

Cash and investments at quarter-end totaled approximately $480 million, compared with $358 million at the end of the second quarter 2009. Year-to-date, the Company repurchased 5.6 million shares for $218.4 million, including a $200 million Accelerated Share Repurchase which was completed in early August. The Company has $542 million remaining on its share repurchase authorization, including the additional $500 million authorized by the Company's Board of Directors in June 2010.

In addition, during the second quarter the Company executed a 3-for-2 stock split in the form of a 50% common stock dividend. All per-share data in this document reflect the impact of the stock split.

During the second quarter, Dollar Tree opened 56 stores, expanded or relocated 34 stores, and closed 5 stores. Retail selling square footage increased 6.8% compared to a year ago, to 33.6 million square feet.

Guidance

The Company estimates sales for the third quarter of 2010 to be in the range of $1.35 billion to $1.39 billion, based on low to mid single digit positive comparable store sales. Diluted earnings per share are estimated to be in the range of $0.57 to $0.62.

Full year sales are now estimated to be in the range of $5.77 billion to $5.86 billion. Diluted earnings per share are expected to be $2.84 to $2.96, including the impact of the non-cash, non-recurring charge in the first quarter relating to the Company's previously announced retail inventory accounting change. Excluding the charge, diluted earnings per share for the full year 2010 are expected to be $2.97 to $3.09 compared with previous guidance of $2.86- $3.00.

On Thursday, August 19, 2010, the Company will host a conference call to discuss its earnings results at 9:00 a.m. EDT. The telephone number for the call is 888-801-6504. A recorded version of the call will be available until midnight Thursday, August 26, and may be accessed by dialing 888-203-1112, and the access code is 8880461. A webcast of the call is accessible through Dollar Tree's website, www.dollartreeinfo.com/investors/news/events and will remain online until midnight Thursday, August 26.

Dollar Tree, a Fortune 500 Company, operated 3,925 stores in 48 states as of July 31, 2010, with total retail selling square footage of 33.6 million. To learn more about the Company, visit www.DollarTree.com.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS: Our press release contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan, forecast, or estimate. For example, our forward-looking statements include statements regarding third quarter and full year sales and third quarter and full year diluted earnings per share. For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Risk Factors," "Business," and "Management's Discussion and Analysis of Financial Condition and Results of Operations" sections in our Annual Report on Form 10 - K filed March 19, 2010. We are not obligated to release publicly any revisions to any forward-looking statements contained in this press release to reflect events or circumstances occurring after the date of this report and you should not expect us to do so.

CONTACT:Dollar Tree, Inc., Chesapeake
            Timothy J. Reid, 757-321-5284
            www.DollarTree.com